UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 17, 2020

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

March 17, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a session held on March 17, 2020, IFS’s Board of Directors unanimously approved the following:

1.

The Audited Individual and Consolidated Financial Information for the fiscal year 2019, which includes the opinion of the external auditors Paredes Burga & Asociados Sociedad Civil de Responsabilidad Limitada, member of Ernst & Young.

2.	The Annual Report for the fiscal year 2019.
3.	To propose to the IFS’s 2020 Annual Shareholders’ Meeting (hereinafter, the “2020 ASM”) the Net Profit Allocation and Dividend Distribution for the fiscal year 2019.
4.	To propose to the 2020 ASM the 2020 Dividend Policy.
5.

The call for IFS’s 2020 Annual Shareholders’ Meeting  in accordance to IFS’s Bylaws and applicable law, to be held on first call on March 31st, 2020 and on second call on April 7th, 2020, both at 8:30 am, in Jirón Carlos Villarán No. 140, 5th Floor, La Victoria, Lima, Perú, in order to discuss the following Agenda:

1.	Approval of the Annual Report for the fiscal year 2019.
2.	Approval of the Audited Individual and Consolidated Financial Information for the fiscal year 2019.
3.	Approval of Net Profit Allocation and Dividend Distribution for the fiscal year 2019.
4.	Approval of 2020 Dividend Policy.
5.

Delegation of powers to the Audit Committee of the Board of Directors of the approval of the designation of the External Auditors and determination of their compensation for IFS and subsidiaries for the fiscal year 2020.

6.	Approval of the compensation for members of the Board of Directors and Audit Committee.

6.	The form of proxy letter for the 2020 ASM, which has been published in the Company’s corporate web page www.ifs.com.pe, and is furnished as an exhibit hereto.

The aforementioned resolutions will be effective as of today.

The procedures for attending the 2020 Annual Shareholders’ Meeting are posted on IFS’s website and are also set forth as an exhibit to the Form 6-K furnished to the SEC on March 5, 2020, which procedures may be accessed at: https://www.sec.gov/Archives/edgar/data/1615903/000156459020008998/ifs-ex991_6.htm

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Form of Proxy Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: March 17, 2020	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel